                                          OMB APPROVAL
                             OMB NUMBER:                      3235-0145
                             EXPIRES:                   AUGUST 31, 1999
                             ESTIMATED AVERAGE BURDEN
                             HOURS PER RESPONSE  . . . . . . . .  14.90


                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D
              UNDER THE SECURITIES EXCHANGE ACT OF 1934
                          (AMENDMENT NO. 6)*

                             Nestor, Inc.
-----------------------------------------------------------------------------

                    Common Stock, Par Value $.01
-----------------------------------------------------------------------------

                              64107410
-----------------------------------------------------------------------------
                           (CUSIP Number)

               Bruce W. Schnitzer, Wand (Nestor) Inc.,
          630 Fifth Avenue, Suite 2435, New York, NY  10011
                           (212) 632-3795
-----------------------------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           April 28, 1998
-----------------------------------------------------------------------------
        (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-
     1(b)(3) or (4). check the following box.  ( )

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the


          Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however. see the Notes).

          * Copy to:    Skadden, Arps, Slate, Meagher & Flom LLP
                        1440 New York Avenue, N.W.
                        Washington, DC 20005
                        (202) 371-7000      Attn: Michael Rogan

SEC 1746 (10-97)

                            Page 1 of 17
                                 -    --

CUSIP No 6410740
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WAND/NESTOR INVESTMENTS L.P.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------

3.   SEC Use Only   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)     N/A . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization    DELAWARE . . . . . . . . . . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power        4,133,011  . . . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power . . . . . . . . . . . . . . . . . . .
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power   4,133,011  . . . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .
               --------------------------------------------------------------




11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     4,133,011  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions ) . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)
     23.68% . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
       PN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

















































                                 Page 2 of 17
                                      -    --

CUSIP No 64107410
-----------------------------------------------------------------------------

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

WAND/NESTOR INVESTMENTS II L.P.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------

3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)     N/A . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e )
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization       DELAWARE  . . . . . . . . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power           440,923 . . . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power      440,923 . . . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .
               --------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     440,923  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions )  . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)     2.70% . . . . . .
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)


       PN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 Page 3 of 17
                                      -    --

CUSIP No  64107410
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WAND/NESTOR INVESTMENTS III L.P.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------

3.   SEC Use Only     . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)  N/A  . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e )
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization       DELAWARE  . . . . . . . . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power           2,027,218 . . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power      2,027,218 . . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .
               --------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     2,027,218  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions )  . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)   35.99%  . . . . . .
-----------------------------------------------------------------------------


14.  Type of Reporting Person (See Instructions)


       PN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 Page 4 of 17
                                      -    --

CUSIP No  64107410
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WAND (NESTOR) INC.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------

3.   SEC Use Only . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)     N/A . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e )
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization        DELAWARE . . . . . . . . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power            6,601,152  . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power       6,601,152  . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .
               --------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,601,152  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions )  . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)     36.02%  . . . . .
-----------------------------------------------------------------------------


14.  Type of Reporting Person (See Instructions)


       CO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 Page 5 of 17
                                      -    --

CUSIP No  64107410
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     MR. BRUCE W. SCHNITZER . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

-----------------------------------------------------------------------------

3.   SEC Use Only     . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)    N/A. . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e )
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization      UNITED STATES OF AMERICA . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power          6,813,652  . . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power     6,813,652  . . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .
               --------------------------------------------------------------

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     6,183,652  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions )  . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)      36.76% . . . . .
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)


       IN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 Page 6 of 17
                                      -    --

CUSIP No  64107410
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WAND PARTNERS L.P.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------

3.   SEC Use Only     . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)  N/A  . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e )
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization       DELAWARE  . . . . . . . . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power           207,500 . . . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power      207,500 . . . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .

               --------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     207,500  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes
     Certain Shares (See Instructions ) . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)
     1.27%  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)


       IN . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 Page 7 of 17
                                      -    --

CUSIP No  64107410
-----------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     WAND PARTNERS (S.C.) INC.
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group
     (See Instructions)

     (a)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

     (b)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------

3.   SEC Use Only     . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
4.   Source of Funds (See Instructions)  N/A  . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e )
-----------------------------------------------------------------------------
6.   Citizenship or Place of Organization       DELAWARE  . . . . . . . . . .
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------

Number of      7.   Sole Voting Power           207,500 . . . . . . . . . . .
Shares Bene-   --------------------------------------------------------------
ficially by    8.   Shared Voting Power
Owned by       --------------------------------------------------------------
Each           9.   Sole Dispositive Power      207,500 . . . . . . . . . . .
Reporting      --------------------------------------------------------------
Person With    10.  Shared Dispositive Power  . . . . . . . . . . . . . . . .

               --------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     207,500  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions )  . . . . . . . . . . . . . . . . . . . . . . . . . .
-----------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (Il)       1.27% . . . . .
-----------------------------------------------------------------------------


14.  Type of Reporting Person (See Instructions)


       CO . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                                 Page 8 of 17
                                      -    --

     The Statement on Schedule 13D filed on August 15, 1994, and amended on April 18, 1995, July 12, 1995, October 5, 1995, February 13, 1996 and March 12, 1996, with respect to the common stock, par value $.01 per share (the "Common Stock") of Nestor, Inc., a Delaware corporation (the "Company"), is hereby further amended as follows:

Item 5.    Interest in Securities of the Issuer.
------------------------------------------------
     Item 5(a) is hereby amended as follows:

     (a) As of the date hereof, as a result of the consummation on April 28, 1998 of the conversion of their shares of Series E, F, G and H Preferred Stock, the Wand/Nestor Partnership, the Wand Nestor II Partnership and the Wand/Nestor III Partnership may each be deemed pursuant to the Exchange Act and the rules and regulations promulgated thereunder to beneficially own, respectively, approximately 23.68%, 2.70%, and 35.99% of the outstanding shares of Common Stock of the Company. In addition, WPI which owns, as general partner, a 49.99% interest in Wand Partners L.P. ("WPLP"), and WPLP, which holds a .1% interest in each of Wand/Nestor Partnership, the Wand Nestor II Partnership and the Wand/Nestor III Partnership, may each be deemed pursuant to the Exchange Act and the rules and regulations promulgated thereunder, by reason of the securities of the Company held directly be WPLP, to beneficially own, respectively, approximately 1.27% of the outstanding shares of Common Stock of the Company. As of the date hereof, as a result of the relationships and stock ownership discussed above, the General Partner and Mr. Schnitzer may each be deemed, pursuant to the Exchange Act and the rules and regulations promulgated thereunder, to beneficially own, respectively, approximately 36.02% and 36.76% of the outstanding shares of Common Stock of the Company.

     Item 5(b) is hereby amended as follows:

     (b) The Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership each has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the shares of Company Common Stock beneficially owned by it as a consequence of its ownership, of record and beneficially, of Common Stock, Series D Preferred Stock and the several warrants to acquire Common Stock. By virtue of their relationship to the Wand/Nestor Partnership, the Wand/Nestor II Partnership and the Wand/Nestor III Partnership, the General Partner and Mr. Schnitzer may each be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of all such shares. In addition, WPI and WPLP may be deemed to have shared voting and dispositive power over the shares underlying the 207,500 warrants owned by WPLP. By virtue of Mr. Schnitzer's relationship to WPI and WPLP, Mr. Schnitzer may be deemed to have concurrent indirect power to vote or to direct the vote and to dispose or to direct the disposition of all such shares beneficially owned by WPLP. Holders of Series D Preferred Stock are entitled to vote on all matters as to which shareholders of the Company are entitled to vote, with each holder entitled to cast a number of votes equal to the greatest number of whole shares of Common Stock into which such holder's shares of Series D Preferred Stock could be converted.

                                 Page 9 of 17
                                      -    --

     Item 5(c) is hereby amended as follows:

     (c) In connection with the issuance on April 28, 1998 by the Company of equity securities to a third party, on such date, the Wand/Nestor Partnership, the Wand/Nestor II Partnership, and the Wand/Nestor III Partnership converted the following Series of Preferred Stock into shares of Common Stock. Wand/Nestor Partnership converted 527 shares of Series F Preferred Stock into 506,158 shares of Common Stock; 777 shares of Series G Preferred Stock into 739,838 shares of Common Stock; and 1,776 shares of Series H Preferred Stock into 1,510,749 shares of Common Stock.


Wand/Nestor II Partnership converted 72 shares of Series F Preferred Stock into 69,152 shares of Common Stock; and 250 shares of Series H Preferred Stock into 212,661 shares of Common Stock. Wand/Nestor III Partnership converted 1,444 shares of Series E Preferred Stock into 1,228,334 shares of Common Stock.

     The stated value of the Series E, F, G and H Preferred Stock is $1,000 per share; and the conversion price and per annum rate of dividend of: (i) the Series E and Series H Preferred Stock is $1.50 per share and 7% per annum and (ii) the Series F and Series G Preferred Stock is $1.25 per share and 9% per annum. Dividends accrued and unpaid on the shares of Preferred Stock through March 31, 1998 were added to the stated value of such shares. Holders of the Preferred Stock obtained additional shares of Common Stock upon conversion based on an agreed upon premium of 31/2%. In such transaction, holders of Series E, F, G, and H Preferred Stock received from the Company cash for dividends accrued from March 31, 1998 through April 28, 1998. Except for the above-stated transaction, none of the Filing Persons has effected any transactions in Common Stock of the Company during the past 60 days.

                                 Page 10 of 17
                                      --    --

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998

                                   WAND/NESTOR INVESTMENTS L.P.

                                   By:  Wand (Nestor) Inc.,
                                        as general partner


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer
                                   Title:   Chairman


                                 Page 11 of 17
                                      --    --

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998

                                   WAND/NESTOR INVESTMENTS II L.P.

                                   By:  Wand (Nestor) Inc.,
                                        as general partner


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer
                                   Title:   Chairman













































                                 Page 12 of 17
                                      --    --

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998

                                   WAND/NESTOR INVESTMENTS III L.P.

                                   By:  Wand (Nestor) Inc.,
                                        as general partner


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer
                                   Title:   Chairman


                                 Page 13 of 17
                                      --    --

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998

                                   WAND (NESTOR) INC.


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer
                                   Title:   Chairman

















































                                 Page 14 of 17
                                      --    --

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer


                                 Page 15 of 17
                                      --    --

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998

                                   WAND PARTNERS (S.C.) INC.


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer
                                   Title:   Chairman and Treasurer


                                 Page 16 of 17
                                      --    --

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of its knowledge and belief,

the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated:    May 11, 1998

                                   WAND PARTNERS L.P.

                                   By:  Wand Partners (S.C.) Inc.
                                        as general partner


                                   By:  /s/ Bruce W. Schnitzer
                                        ----------------------
                                   Name:    Bruce W. Schnitzer
                                   Title:   Chairman and Treasurer


                                 Page 17 of 17
                                      --    --